FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: June 8, 2005	/s/ Donat Madilo Donat Madilo Treasurer

EXHIBIT INDEX

1	Notice of Annual and Special Meeting of Shareholders
2	Management Information Circular
3	Form of Proxy
4	Financial Statement and MD&A Request Form

EXHIBIT 1

BANRO CORPORATION
Suite 7070, 1 First Canadian Place
100 King Street West
Toronto, Ontario M5X 1E3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of shareholders of Banro Corporation (the “Corporation”) will be held at the offices of Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, Suite 500, 100 Wellington Street West, Toronto, Ontario on Wednesday, the 29th day of June, 2005 at the hour of 10:00 a.m. (Toronto time), for the following purposes:

(1)	To receive and consider the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2004, together with the auditors’ report thereon;

(2)	To elect directors of the Corporation;

(3)	To reappoint BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation;

(4)	To consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the shareholder rights plan agreement dated as of April 29, 2005 between the Corporation and Equity Transfer Services Inc.;

(5)	To consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, an amendment to the Corporation’s stock option plan (the “Plan”) to increase by 700,000 the maximum number of common shares of the Corporation that may be issued pursuant to the exercise of stock options granted under the Plan; and

(6)	To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

        The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Corporation (the “Circular”) accompanying and forming part of this Notice. This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation. Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3.

        DATED at Toronto, Ontario this 30th day of May, 2005.

BY ORDER OF THE BOARD (signed) Arnold T. Kondrat Executive Vice President

NOTE:	The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 28th day of June, 2005 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

EXHIBIT 2

BANRO CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

        This management information circular (the “Circular”), which is dated May 30, 2005, is furnished in connection with the solicitation of proxies by the management of BANRO CORPORATION (the “Corporation”) for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the “Notice”). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

        Each person named in the enclosed form of proxy is an officer or a director of the Corporation.

        A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 28TH DAY OF JUNE, 2005.

        A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

        A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation’s registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

        The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

        The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

        Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your shares through a broker, you are likely an unregistered shareholder.

        In accordance with Canadian securities legislation, the Corporation has distributed copies of this Circular and the accompanying Notice together with the form of proxy (collectively, the “Meeting Materials”), to Nominees for distribution to non-registered shareholders. The Meeting Materials have also been sent to registered shareholders.

        Nominees are required to forward the Meeting Materials to non-registered shareholders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered shareholder. The Nominees often have their own form of proxy and mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the Meeting.

        If you, as a non-registered shareholder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

        In addition, Canadian securities legislation now permits the Corporation to forward meeting materials directly to “non-objecting beneficial owners”. If the Corporation or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the materials provided.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

        The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As of the date of this Circular, an aggregate of 27,126,688 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

        All shareholders of record at the close of business on May 27, 2005 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them. However, if a shareholder has transferred any shares after May 27, 2005 and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

        As of the date of this Circular, the only person or company who, to the knowledge of the directors and officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent (10%) of the issued and outstanding common shares of the Corporation is as follows:

Name	Number of Common Shares	Total of Common Shares

Arnold T. Kondrat(1)	2,894,698	10.67%

(1)	Mr. Kondrat is Executive Vice President and a director of the Corporation. See "Election of Directors".

CURRENCY

         As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated.

ELECTION OF DIRECTORS

         The number of directors on the board of directors of the Corporation must consist of not more than twenty (20) directors and not less than three (3) directors to be elected annually. The number of directors to be elected at the Meeting is six (6). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

        The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, directly or indirectly, or over which he exercises control or direction as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed(1)

John A. Clarke(2) (3)	President of Nevsun Resources Ltd. (a mineral	February 3, 2004	18,000
Director	exploration and development company).
West Vancouver, British
Columbia, Canada(4)

Peter N. Cowley	Chief Executive Officer and President of the	January 13, 2004	28,000
Chief Executive Officer,	Corporation.
President and a director
Surrey, United Kingdom

Arnold T. Kondrat	Executive Vice President of the Corporation	May 3, 1994	2,894,698
Executive Vice President and	and Executive Vice President of BRC Diamond
a director	Corporation (a diamond exploration company).
Toronto, Ontario, Canada

Richard J. Lachcik(2)(3)	Partner of Macleod Dixon LLP (a law firm)(5).	August 23, 1996	50,000
Director
Oakville, Ontario, Canada

Bernard R. van Rooyen(2)(3)	Director of various public companies engaged	June 16, 1997	95,466
Director	in mining.
Johannesburg, South Africa

Simon F.W. Village	Chairman of the Board of Directors of the	March 8, 2004	88,400
Chairman of the Board of	Corporation.
Directors and a director
Kent, United Kingdom

_________________

(1)	The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(2)	Member of the audit committee of the board of directors of the Corporation.

(3)	Member of the compensation committee of the board of directors of the Corporation.

(4)	Mr. Clarke is a director of Mediterranean Minerals Corp. As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Mediterranean Minerals Corp. is currently subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which is to stay in effect until the required records are filed.

(5)	Macleod Dixon LLP acts as counsel to the Corporation.

APPOINTMENT OF AUDITORS

        BDO Dunwoody LLP, Chartered Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation on November 21, 2002 (prior to November 21, 2002, PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, were the auditors of the Corporation and PWC were first appointed auditors effective September 16, 1996). Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Dunwoody LLP as the Corporation’s auditors, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation. The resolution shareholders will be asked to approve with respect to such reappointment must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of BDO Dunwoody LLP.

SHAREHOLDER RIGHTS PLAN

        Effective April 29, 2005, the board of directors of the Corporation (the “Board”) adopted a Shareholder Rights Plan (the “Plan”). The Plan has been implemented by way of a shareholder rights plan agreement (the “Agreement”) dated as of April 29, 2005 between the Corporation and Equity Transfer Services Inc., as rights agent. The Board adopted the Plan to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Corporation (“Common Shares”).

        At the Meeting, shareholders of the Corporation will be asked to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the Agreement. Approval of the Agreement by the shareholders of the Corporation is required by the terms of the Agreement and by the TSX Venture Exchange.

Purpose of the Plan

        The objectives of the Plan are to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any take-over bid for the Corporation. Take-over bids may be structured to be coercive or may be initiated at a time when the Board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a take-over bid is required to remain open for 35 days, a period of time which the Board believes is insufficient for the directors to (i) evaluate a take-over bid (particularly if it includes share consideration), (ii) explore, develop and pursue alternatives which are superior to the take-over bid and which could maximize shareholder value, and (iii) make reasoned recommendations to the shareholders.

        The Plan discourages discriminatory, coercive or unfair take-overs of the Corporation and gives the Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding Common Shares. As set forth in detail below, the Plan discourages coercive hostile take-over bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Plan. Accordingly, the Plan will encourage potential bidders to make take-over bids by means of a Permitted Bid (as defined below) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Plan are designed to ensure that in any take-over bid for outstanding Common Shares all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully-informed basis.

        The Plan is not being proposed in response to, or in anticipation of, any specific take-over bid for the Corporation. The Board did not adopt the Plan to prevent a take-over of the Corporation, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Common Shares.

Summary of the Plan

        The following summary of terms of the Plan is qualified in its entirety by reference to the text of the Agreement. A shareholder or other interested party may obtain a copy of the Agreement by contacting the Treasurer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, or by accessing the Corporation's publicly filed documents, including the Agreement, on SEDAR at www.sedar.com.

Term

        Provided the Agreement is confirmed at the Meeting, the Plan will remain in effect until termination of the annual meeting of shareholders of the Corporation in 2008 unless the term of the Agreement is terminated earlier. The Plan may be extended beyond 2008 by resolution of shareholders at such meeting. If the Agreement is not confirmed at the Meeting, the Plan will terminate at the conclusion of the Meeting.

Issue of Rights

        One right (a “Right”) has been issued by the Corporation pursuant to the Agreement in respect of each Common Share outstanding at the close of business on April 29, 2005 (the “Record Time”). One Right will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Agreement).

Rights Exercise Privilege

        The Rights will separate from the Common Shares to which they are attached and become exercisable at the time (the “Separation Time”) which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a take-over bid that is not an acquisition pursuant to a take-over bid permitted by the Plan (a “Permitted Bid”).

        Any transaction or event in which a person (an “Acquiring Person”), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Plan or a Permitted Bid) Beneficial Ownership (as defined in the Agreement) of 20% or more of the voting shares of the Corporation is referred to as a “Flip-in Event”. Any Rights held by an Acquiring

Person on or after the earlier of the Separation Time or the first date of public announcement by the Corporation or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Common Shares at a 50% discount to their market price. A person, or a group acting in concert, who is the beneficial owner of 20% or more of the outstanding Common Shares as of the Record Time is exempt from the dilutive effects of the Plan provided such person (or persons) does not increase its beneficial ownership by more than 1% (other than in accordance with the terms of the Plan).

        The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

Permitted Lock-Up Agreement

        A person will not become an Acquiring Person by virtue of having entered into an agreement with a shareholder whereby the shareholder agrees to deposit or tender voting shares to a take-over bid made by such person, provided that the agreement meets certain requirements including:

(a)	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)	the shareholder who has agreed to tender voting shares to the take-over bid (the “Lock-Up Bid”) made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting shares to another take-over bid or transaction where: (i) the offer price or value of the consideration payable under the other take-over bid or transaction is greater than the price or value of the consideration per share at which the shareholder has agreed to deposit or tender voting shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting shares offered to be purchased under the Lock-Up Bid is less than all of the voting shares held by shareholders (excluding shares held by the offeror), the number of voting shares offered to be purchased under the other take-over bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting shares offered to be purchased under the Lock-Up Bid; and

(c)	no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another take-over bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender voting shares to the Lock-Up Bid.

Certificates and Transferability

        Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding at the Record Time, although share certificates issued prior to the Record Time will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Common Shares.

Permitted Bid Requirements

                         The requirements of a “Permitted Bid” include the following:

(a)	the take-over bid must be made by means of a take-over bid circular;

(b)	the take-over bid is made to all holders of voting shares as registered on the books of the Corporation, other than the offeror;

(c)	the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(d)	the take-over bid contains an irrevocable and unqualified provision that unless the take-over bid is withdrawn, voting shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(e)	the take-over bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

        The Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

Waiver and Redemption

        If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of voting shares on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of voting shares while the initial take-over bid is outstanding. The Board may also waive the application of the Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of voting shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to the foregoing, waive the application of the Plan to such Flip-in Event.

        The Board may, with the prior consent of the holders of voting shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Plan.

Exemptions for Investment Advisors

        Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a take-over bid.

Board of Directors

        The adoption of the Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendment

        The Corporation may, prior to the date of the Meeting, without the approval of the holders of Rights or Common Shares, supplement, amend, vary or delete any of the provisions of the Agreement and may, after the date of the Meeting (provided the Agreement is confirmed by shareholders at the Meeting) with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Agreement. The Corporation may make amendments to the Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Agreement due to changes in any applicable legislation, regulations or rules.

Voting Requirements

        The Agreement provides that it must be confirmed by shareholders of the Corporation within six months of April 29, 2005. The TSX Venture Exchange also requires that such confirmation be obtained. The Agreement must be confirmed by the vote of the holders of a majority of the Common Shares voting at the Meeting. In addition, the Agreement must be confirmed by a majority of the votes cast at the Meeting by holders of Common Shares, without giving effect to any votes cast by (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding Common Shares, and (ii) the associates, affiliates and insiders of such shareholders. Management of the Corporation is not aware of any shareholder who will be ineligible to vote on the confirmation of the Agreement at the Meeting. The Board recommends that shareholders vote for the resolution approving, confirming and ratifying the Agreement and authorizing the issuance of Rights pursuant thereto. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR such resolution.

The ordinary resolution shareholders will be asked to approve at the Meeting is as follows:

                         BE IT RESOLVED THAT:

1.	the shareholder rights plan agreement dated as of April 29, 2005 between the Corporation and Equity Transfer Services Inc. be and is hereby approved, confirmed and ratified, and the Corporation is authorized to issue rights pursuant thereto; and

2.	any one director or officer of the Corporation be and is hereby authorized to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with the said agreement.

AMENDMENT TO STOCK OPTION PLAN

        The Corporation’s stock option plan (the “Plan”) was approved by shareholders of the Corporation at the annual and special meeting of shareholders held on December 12, 2000 and amendments to the Plan were approved by shareholders of the Corporation at shareholder meetings held on October 3, 2003, March 8, 2004 and June 29, 2004. There are currently outstanding under the Plan stock options to purchase 3,992,000 Common Shares and, to date, stock options to purchase 1,491,000 Common Shares have been exercised under the Plan. Prior to the amendment described in the next sentence, the terms of the Plan provided that the maximum number (the “Maximum Number”) of new stock options that could still be granted under the Plan was stock options to purchase 717,000 Common Shares. The Board, by resolution dated effective May 30, 2005, approved, subject to and conditional upon receipt of shareholder approval and the approval of the TSX Venture Exchange, an amendment to the Plan to increase the Maximum Number by 700,000 to stock options to purchase 1,417,000 Common Shares. Therefore, assuming receipt of the required approvals for the said amendment to the Plan, the aggregate number of Common Shares issuable pursuant to the exercise of stock options currently outstanding (3,992,000) or which may in the future be granted under the Plan (1,417,000) is 5,409,000.

        Shareholders of the Corporation will be asked at the Meeting to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the said amendment to the Plan. The resolution shareholders will be asked to approve is as follows:

WHEREAS there are currently outstanding under the Corporation's stock option plan (the "Plan") stock options to purchase 3,992,000 common shares of the Corporation ("Shares") and, to date, stock options to purchase 1,491,000 Shares have been exercised under the Plan;

AND WHEREAS prior to the amendment to the Plan described in the next recital, the terms of the Plan provided that the maximum number (the "Maximum Number") of new stock options that could still be granted under the Plan was stock options to purchase 717,000 Shares;

AND WHEREAS the board of directors of the Corporation, by resolution dated effective May 30, 2005, approved, subject to and conditional upon receipt of shareholder approval and the approval of the TSX Venture Exchange, an amendment (the "Amendment") to the Plan to increase the Maximum Number by 700,000 to stock options to purchase 1,417,000 Shares;

AND WHEREAS shareholders of the Corporation wish to approve, confirm and ratify the Amendment pursuant hereto;

NOW THEREFORE BE IT RESOLVED THAT:

1.	the Amendment be and is hereby approved, confirmed and ratified; and

2.	any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with the foregoing.

        To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution, other than votes attaching to Common Shares beneficially owned by insiders of the Corporation to whom stock options may be granted under the Plan ("Insiders") and associates of such Insiders (1). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution.

_________________

(1)	Based on information furnished to the Corporation by Insiders, the number of votes attaching to Common Shares beneficially owned by Insiders and Insiders' associates is 3,232,562 in the aggregate.

STATEMENT OF EXECUTIVE COMPENSATION

        Applicable securities law requires that a "Statement of Executive Compensation" in accordance with Form 51-102F6 be included in this Circular. Form 51-102F6 prescribes the disclosure requirements in respect of the compensation of certain executive officers and directors of reporting issuers. The following addresses the applicable items identified in Form 51-102F6. In December 2004, the Corporation effected a subdivision of its outstanding common shares by changing each one of the outstanding common shares of the Corporation into two common shares of the Corporation (the "Stock Split"). The stock option figures set out in the following tables have been adjusted to reflect the Stock Split.

Summary Compensation Table

        The following table (which is presented in accordance with Form 51-102F6) sets forth certain information with respect to the named individuals (the "Named Executive Officers") for the financial years ended December 31, 2004, December 31, 2003 and December 31, 2002. Other than as set out in the following table, no executive officer of the Corporation received, during any of the said financial years, total salary and bonus in excess of Cdn$150,000.

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Shares under Options Granted	All other Compensation

Peter N. Cowley	2004	$117,540	Nil	Nil	800,000	Nil
Chief Executive
Officer (1)

William R. Wilson	2004	Nil	Nil	Nil	Nil	$4,986 (4)
Former Chief Executive	2003	Nil	Nil	$14,256 (3)	20,000	Nil
Officer (2)	2002	Nil	Nil	$10,286 (3)	Nil	Nil

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Shares under Options Granted	All other Compensation

J. Gregory Short	2004	Nil	Nil	Nil	20,000	$12,314 (6)
Chief Financial
Officer (5)

Donat K. Madilo	2004	$ 88,623	Nil	Nil	40,000	Nil
Treasurer	2003	$ 33,951	Nil	Nil	20,000	Nil
	2002	$ 30,226	Nil	Nil	40,000	Nil

Arnold T. Kondrat	2004	$166,277	Nil	Nil	400,000	Nil
Executive Vice	2003	$154,548	Nil	Nil	242,000	Nil
President (7)	2002	$ 30,526	$ 107,016	Nil	246,000	Nil

_________________

(1)	Mr. Cowley became Chief Executive Officer and President of the Corporation on June 1, 2004.

(2)	Mr. Wilson was Chief Executive Officer and President of the Corporation from January 16, 2001 to January 13, 2004.

(3)	Represents management fees paid by the Corporation to Mr. Wilson.

(4)	Represents consulting fees paid by the Corporation to Mr. Wilson following his resignation as Chief Executive Officer and President of the Corporation on January 13, 2004.

(5)	Mr. Short became Chief Financial Officer of the Corporation on June 24, 2004.

(6)	Represents consulting fees paid by the Corporation to Mr. Short.

(7)	Mr. Kondrat was also Chief Executive Officer and President of the Corporation from January 13, 2004 to June 1, 2004.

Long-Term Incentive Plan Awards

        The Corporation did not have a long-term incentive plan within the meaning of Form 51-102F6 (the definition of "long-term incentive plan" contained in Form 51-102F6 expressly excludes a stock option plan) during the financial year ended December 31, 2004.

Stock Options

        The following table (which is presented in accordance with Form 51-102F6) sets forth certain information with respect to stock options of the Corporation granted to the Named Executive Officers during the financial year ended December 31, 2004 (no stock options of the Corporation were granted to Mr. Wilson during the financial year ended December 31, 2004).

Name	Shares Under Options Granted(1) #	% of Total Options Granted in 2004	Exercise Price (per share)	Market Value of Shares Underlying Options on the Date of Grant(2)	Expiration Date

Peter N. Cowley	800,000	30.77	Cdn$3.00	Cdn$2.74	January 21, 2009

J. Gregory Short	20,000	0.77	Cdn$4.00	Cdn$3.05	June 22, 2009

Donat K. Madilo	40,000	1.54	Cdn$4.00	Cdn$3.05	June 22, 2009

Arnold T. Kondrat	400,000	15.39	Cdn$4.00	Cdn$3.05	June 22, 2009

_________________

(1)	1/4 of the stock options granted to each Named Executive Officer as set forth in the table vested on the grant date and another 1/4 of such stock options vested or will vest on each of the 6 month, 12 month and 18 month anniversaries of the grant date.

(2)	The market value figure identified in this column of the table is the last closing sale price per share of the common shares of the Corporation prior to the date the stock options were granted, as reported by the TSX Venture Exchange.

        The following table (which is presented in accordance with Form 51-102F6) sets forth details of all exercises of stock options of the Corporation by the Named Executive Officers during the financial year ended December 31, 2004, and the value of all outstanding stock options of the Corporation held by the Named Executive Officers as at December 31, 2004.

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized(1)	Unexercised Options at Dec. 31, 2004 (#)	Value of Unexercised in-the-Money Options at Dec. 31, 2004(2)

Peter N	Nil	N/A	Exercisable - 400,000	Cdn$600,000 (exercisable)
Cowley			Unexercisable - 400,000	Cdn$600,000 (unexercisable)

William R	100,000	Cdn$244,000	Exercisable - 15,000	Cdn$37,500 (exercisable)
Wilson			Unexercisable - 5,000	Cdn$12,500 (unexercisable)

J. Gregory	Nil	N/A	Exercisable - 10,000	Cdn$5,000 (exercisable)
Short			Unexercisable - 10,000	Cdn$5,000 (unexercisable)

Donat K	40,000	Cdn$157,000	Exercisable - 35,000	Cdn$47,500 (exercisable)
Madilo			Unexercisable - 25,000	Cdn$22,500 (unexercisable)

Arnold T	500,000	Cdn$1,200,000	Exercisable - 627,500	Cdn$1,562,350 (exercisable)
Kondrat			Unexercisable - 260,500	Cdn$251,250 (unexercisable)

_________________

(1)	This is based on the last closing sale price of the common shares of the Corporation prior to the date the stock options were exercised, as reported by the TSX Venture Exchange.

(2)	This is based on the last closing sale price of the common shares of the Corporation as at December 31, 2004, as reported by the TSX Venture Exchange.

Stock Option Repricings

        The Corporation did not during the financial year ended December 31, 2004 reprice downward any stock options.

Employment Contracts

        Other than as set out in the next two paragraphs, there is no (a) employment contract between the Corporation or any of its subsidiaries and a Named Executive Officer, or (b) compensatory plan, contract or arrangement, where a Named Executive Officer is entitled to receive more than Cdn$100,000 from the Corporation or its subsidiaries, in the event of (i) the resignation, retirement or any other termination of the Named Executive Officer’s employment with the Corporation and its subsidiaries, (ii) a change of control of the Corporation or any subsidiary of the Corporation, or (iii) a change in the Named Executive Officer’s responsibilities following a change of control.

        The Corporation and Mr. Cowley have entered into an employment contract (the “Cowley Agreement”) which sets out the terms upon which Mr. Cowley performs the services of Chief Executive Officer and President of the Corporation. Under the Cowley Agreement, Mr. Cowley is paid an annual salary of 110,000 United Kingdom pounds, and the Corporation may, in its sole discretion, pay to Mr. Cowley a bonus in respect of each financial year of the Corporation during which Mr. Cowley’s employment subsists. The term of the Cowley Agreement expires on May 31, 2007. The Corporation may terminate the Cowley Agreement at any time for cause (as specified in the Cowley Agreement) without notice and without any payment in lieu of notice.

        The Corporation and Mr. Kondrat have entered into an employment contract (the “Kondrat Agreement”) which sets out the terms upon which Mr. Kondrat performs the services of Executive Vice President of the Corporation. Under the Kondrat Agreement, Mr. Kondrat is paid a salary of Cdn$18,000 per month. The Corporation may terminate the Kondrat Agreement at any time (a) for “just cause” (as defined in the Kondrat Agreement) without notice and without any payment in lieu of notice, or (b) without cause or notice provided the Corporation pays Mr. Kondrat an amount equal to six months salary in lieu of notice.

Compensation of Directors

        Other than through the grant of stock options, no directors of the Corporation were compensated by the Corporation during the financial year ended December 31, 2004 for their services in their capacity as directors. The directors are entitled to participate in the Corporation’s stock option plan. The following table sets out the stock options of the Corporation granted to the directors of the Corporation under the said plan during the financial year ended December 31, 2004 (other than the stock options granted to Mr. Cowley and Mr. Kondrat which are set out above under “Stock Options”).

Name	Number of Options Granted	Exercise Price	Expiry Date
John A. Clarke	100,000	Cdn$3.00	February 3, 2009
Simon F.W. Village	200,000	Cdn$3.50	February 17, 2009
Simon F.W. Village	400,000	Cdn$4.10	March 16, 2009

        No directors of the Corporation were compensated by the Corporation during the financial year ended December 31, 2004 for services as consultants or experts.

        The Corporation maintains directors’ and officers’ liability insurance for the benefit of directors and officers of the Corporation carrying coverage in the amount of $3,000,000 as an aggregate limit of liability in each policy year. Subject to certain exceptions, there is a deductible in the amount of either $50,000 or $75,000 depending on the nature of the claim and the total annual premium payable by the Corporation for the policy is $20,000.

        During the financial year ended December 31, 2004, the Corporation incurred legal expenses of $294,865 to Macleod Dixon LLP, which acts as counsel to the Corporation. Richard J. Lachcik (a director of the Corporation) and Geoffrey G. Farr (Secretary of the Corporation) are partners of Macleod Dixon LLP.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

        The following table sets forth, as at December 31, 2004, the number of common shares of the Corporation to be issued upon the exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of common shares of the Corporation remaining available for future issuance under equity compensation plans of the Corporation.

Plan Category	Number of common shares to be issued upon exercise of options, warrants and rights outstanding as at Dec. 31, 2004	Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2004	Number of common shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2004 (excluding shares reflected in the first column)

Equity compensation plans	3,753,000	Cdn$3.01	1,277,000
approved by shareholders(1)

Equity compensation plans	n/a	n/a	n/a
not approved by
shareholders

Total	3,753,000	Cdn$3.01	1,277,000

_________________

(1)	The only equity compensation plan of the Corporation approved by shareholders is the Corporation's stock option plan (the “Plan”). See the disclosure in this Circular under "Amendment to Stock Option Plan" for current information with respect to the number of common shares of the Corporation issuable upon the exercise of outstanding stock options granted under the Plan and the number of common shares of the Corporation issuable upon the exercise of new stock options which may in the future be granted under the Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

        As of the date of this Circular, no current or former officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, is indebted to the Corporation or a subsidiary of the Corporation.

        As of the date of this Circular, no current or former officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        No director or officer of the Corporation, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the outstanding common shares of the Corporation (a “10% Shareholder”), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s financial year ended December 31, 2004 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

FINANCIAL STATEMENTS

        The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2004 (the “2004 Financial Statements”), together with the auditors’ report thereon, will be placed before the Meeting. A copy of the 2004 Financial Statements is attached to this Circular as Exhibit 1.

U.S. CORPORATE GOVERNANCE MATTERS

        The common shares of the Corporation are listed on the American Stock Exchange, Inc. (the “AMEX”). The AMEX company guide permits the AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A description of the significant ways in which the Corporation’s governance practices differ from those followed by U.S. domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is 33 1/3% of the outstanding shares of common voting stock. In addition, a company listed on the AMEX is required to state its quorum requirement in its by-laws. The Corporation’s quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy.

Proxy Delivery Requirement: The AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. The Corporation is a foreign private issuer as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations of Canada.

ADDITIONAL INFORMATION

        Financial information relating to the Corporation is provided in the 2004 Financial Statements and the Corporation’s management’s discussion and analysis relating to such financial statements (the “2004 MD&A”). Copies of this Circular (including the 2004 Financial Statements attached hereto), the 2004 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2004 Financial Statements and the Corporation’s management’s discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the Treasurer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3.

DIRECTORS’ APPROVAL

        The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the board of directors of the Corporation. Unless otherwise indicated, information contained in this Circular is given as of May 30, 2005.

        DATED at Toronto, Ontario this 30th day of May, 2005.

BY ORDER OF THE BOARD (signed) Arnold T. Kondrat Executive Vice President

EXHIBIT 1

Banro Corporation

Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(Expressed in U.S. dollars)

Banro Corporation
Consolidated Financial Statements
For the years ended
December 31, 2004 and 2003
(Expressed in U.S. dollars)

Contents

Auditors' Report	**2**
Consolidated Financial Statements	
Balance Sheets	**3**
Statements of Operations and Deficit	**4**
Statements of Cash Flows	**5**
Summary of Significant Accounting Policies	**6-8**
Notes to Financial Statements	**9-24**

BDO

BDO Dunwoody
LLP
Chartered Accountants
And Consultants

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada
M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

Auditors' Report

To the Shareholders of
Banro Corporation

We have audited the consolidated balance sheets of Banro Corporation as at December 31, 2004 and 2003 and the consolidated statements of deficit, operations and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP

Chartered Accountants
Toronto, Ontario
February 25, 2005 (Except for Note 14 which is as at March 1, 2005)

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving asset retirement obligations and stock based compensation described in the summary of significant accounting policies, have a material effect on the consolidated financial statements. Our report to the shareholders dated February 25, 2005 (Except for Note 14 which is as at March 1, 2005) is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

BDO Dunwoody LLP

Chartered Accountants
Toronto, Ontario
February 25, 2005 (Except for Note 14 which is as at March 1, 2005)

BDO Dunwoody LLP *is a Limited Liability Partnership registered in Ontario*

2

Banro Corporation
Consolidated Balance Sheets
(Expressed in U.S. dollars)

December 31		2004		2003
Assets				
Current				
Cash	$	9,057,197	$	938,930
Accounts receivable and prepaid expenses		22,169		12,495
Amounts due from related parties (Note 7)		-		50,596
		9,079,366		1,002,021
Note receivable (Note 2)		-		216,320
Investments (Note 3)		289,011		1,014,939
Property, plant and equipment (Note 4)		595,714		142,456
Deferred exploration expenditures (Note 5)		2,697,131		322,690
	$	12,661,222	$	2,698,426
Liabilities and Shareholders' Equity				
Current				
Accounts payable	$	208,826	$	40,953
		208,826		40,953
Shareholders' equity				
Share capital (Note 6)		51,079,128		39,469,888
Contributed surplus (Note 6)		3,337,077		502,014
Deficit		(41,963,809)		(37,314,429)
		12,452,396		2,657,473
	$	12,661,222	$	2,698,426

On behalf of the Board

(signed) " *Peter N. Cowley*" Director

Peter N. Cowley

(signed) "*Arnold T. Kondrat*" Director

Arnold T. Kondrat

3

Banro Corporation
Consolidated Statements of Operations and Deficit
(Expressed in U.S. dollars)

For the years ended December 31	2004	2003	2002
Expenses			
Professional fees	$ 305,904	$ 156,212	$ 234,588
Consulting fees	96,004	258,412	356,458
Office and sundry	439,344	121,278	128,333
Salary	561,784	272,604	185,175
Employee stock based compensation	2,195,231	378,724	-
Travel	362,553	160,299	262,340
Shareholder relations and promotion	174,446	55,356	83,115
Management fees	-	34,256	10,286
Interest and bank charges	6,868	3,770	2,532
Amortization	47,384	44,031	49,857
Bad debt expenses (note 2 and note 7)	203,572	-	-
Foreign exchange loss (gain)	(330,449)	(356,141)	55,028
	(4,062,641)	(1,128,801)	(1,367,712)
Interest income	122,209	28,543	29,461
Loss from operations	(3,940,432)	(1,100,258)	(1,338,251)
Share of equity loss of BRC Diamond	(505,153)	(116,731)	(56,821)
Loss on dilution of interest in BRC Diamond	(2,232)	(2,899)	-
Loss on disposition of capital asset	-	-	(10,646)
Loss on deconsolidation of Sakima (Note 1)	-	(2,551)	-
Write down of investment (Note 3)	(225,901)	-	-
Recovery of legal fees from lawsuit (Note 10)	24,338	361,457	-
Net loss for the year	(4,649,380)	(860,982)	(1,405,718)
Deficit, beginning of year	(37,314,429)	(36,453,447)	(35,047,729)
Deficit, end of year	$ (41,963,809)	$(37,314,429)	$(36,453,447)
Loss per share (Note 6(e))	$ (0.18)	$ (0.04)	$ (0.08)

4

Banro Corporation
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

For the years ended December 31	2004	2003	2002
Cash provided by (used in)			
Operating activities			
Net loss for the period	$ (4,649,380)	$ (860,982)	$(1,405,718)
Adjustments to reconcile loss to net cash provided by operating activities			
Unrealized foreign exchange gain	(380,850)	(110,854)	(8,791)
Share of equity loss	505,153	116,731	56,821
Loss on dilution of interest	2,232	2,899	-
Value of options issued (Note 6(d))	2,195,231	472,198	33,705
Amortization	47,384	44,031	49,857
Bad debts	203,572	-	-
Loss on disposition of capital assets	-	-	10,646
Write down of investment	225,901	-	-
Accrued interest on notes receivable	-	(8,320)	(8,000)
Changes in non-cash working capital			
Accounts receivable and prepaid expenses	(8,593)	28,980	276,262
Accounts payable	157,413	(42,912)	(301,248)
	(1,701,937)	(358,229)	(1,296,466)
Investing activities			
Acquisition of property, plant and equipment	(573,154)	(79,467)	(22,232)
Disposition of property, plant and equipment	-	-	21,960
Proceeds on amount due from BRC Diamond	-	189,574	(547,764)
Due from related parties and note receivable	63,344	(88,916)	(115,882)
Deferred exploration expenditures	(1,921,718)	(318,091)	-
	(2,431,528)	(296,900)	(663,918)
Financing activities			
Common shares issued for cash	11,868,860	296,095	3,173,191
Due to related parties	-	4,912	(4,912)
	11,868,860	301,007	3,168,279
Foreign exchange gain on cash held in foreign currency	382,872	65,047	5,573
Net increase (decrease) in cash during the year	8,118,267	(289,075)	1,213,468
Cash, beginning of year	938,930	1,228,005	14,537
Cash, end of year	$ 9,057,197	$ 938,930	$ 1,228,005

5

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

Nature of Business

Banro Corporation's (the "Company") business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the *Canada Business Corporations Act* on April 2, 2004. The Company was previously governed by the Ontario *Business Corporations Act*.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries in Canada, Delrand Resources Inc and Loncor Resources Inc, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL, Twangiza Mining SARL and Loncor Resources Congo SPRL.

Up to September 30, 2003, the consolidated financial statements also included the accounts of the Company's 93% owned subsidiary in the Congo, Société Aurifère du Kivu et du Maniema S.A.R.L. ("Sakima"). The Congolese government held the remaining 7% ownership interest of Sakima (Note 1).

Investments

Investments in companies subject to significant influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Office furniture and fixtures	- 20% declining balance basis
Office equipment	- Straight line over four years
Vehicles	- Straight line over four years
Field camps	- Straight line over four years
Surveying equipment	- Straight line over four years
Communicating equipment	- Straight line over four years
Leasehold improvements	- Straight line over five years

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

6

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. For integrated operations, monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items, except amortization, are translated at average rates of exchange in effect during the year. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

Deferred Exploration Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are charged to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(d). During 2003 the Company adopted, on a prospective basis, the fair value method of accounting for stock options granted to directors, officers and employees whereby the weighted average fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Asset Retirement Obligations

Effective 1 January 2004, the Company adopted the CICA Handbook Section 3110 "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to reclamation and abandonment. The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

7

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of its financial instruments approximate their carrying values, unless otherwise noted. At the year end the Company held $2,314,908 (2003 - $899,111) in Canadian dollars.

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

8

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

1. Interest in Congolese Subsidiaries

On July 31, 1998 the Company discovered that the government of the Congo, without prior warning or consultation, had issued Presidential decrees purporting to, among other things, (a) dissolve Sakima and (b) terminate the Company's mining convention relating to the Company's mineral properties. The Company disputed the validity of the Congolese government actions and vigorously pursued resolution of the disputes through legal procedures.

On April 18, 2002 the government of the Congo formally signed a settlement agreement with the Company. The agreement calls for, among other things, the Company to hold a 100% interest in the Twangiza, Kamituga, Lugushwa and Namoya gold deposits under a revived 30-year mining convention. The government of the Congo will retain 100% of the tin assets. Subsequent to the signing of the settlement agreement the Company filed with the Federal Court in Washington, DC, a notice of dismissal with respect to its legal action against the Congolese government.

On May 30, 2003 the government of the Congo issued Presidential decrees to rescind the July 31, 1998 decrees and to amend the Company's mining convention in accordance with the settlement agreement signed on April 18, 2002.

On September 30, 2003 the Company wound up the operations of Sakima and transfered all its shares in Sakima to the government of Congo in accordance with the April 18, 2002 settlement agreement after Sakima's title in the gold deposits was transferred to the Company's new wholly-owned subsidiaries.

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

2. Note Receivable

The note, receivable from a shareholder of the Company, was secured by a pledge of marketable securities. On November 30, 2004, the Company sold the pledged securities for $44,000 and recorded a loss of $172,320.

9

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

3. Investments

(a) Investment in Nevada Bob's International Inc.

The investment in Nevada Bob's International Inc. (NBI), a franchisor of golf equipment and apparel, represents 6.05% (2003 - 6.55%) of the outstanding common shares of NBI and is accounted for under the cost method, as management does not have the ability to exercise significant influence over NBI. This investment will continue to be carried at cost and will be written down only when there has been a loss in value which is other than temporary. The investment was written down to its market value at December 31, 2004. The quoted market value of the shares on December 31, 2004 was $0.16 per share or $150,601 in aggregate (2003 - $320,027).

Effective December 31, 2003 the Company entered into an agreement with NBI in order to receive 941,255 common shares of NBI at a price of $0.40 per share or $376,502 in the aggregate, in order to settle an outstanding debt of NBI to the Company of the equivalent amount.

(b) Investment in BRC Diamond Corporation

On March 10, 2004, the Company completed a debt settlement transaction with BRC Diamond Corporation (formerly BRC Development Corporation) ("BRC"). Pursuant to this transaction, the Company received 244,032 common shares of BRC at a price of Cdn. $1.35 per share, or Cdn. $329,443 in aggregate, in order to settle an outstanding debt of BRC to the Company of the equivalent amount. The Company owns 3,744,032 common shares, representing a 39.67% (2003 – 40.30%) equity interest, in BRC with a quoted market value of approximately $7,007,985 at December 31, 2004 (2003 - $3,509,448).

Effective August 11, 2004, BRC was continued under the *Canada Business Corporations Act* (BRC was formerly governed by the Ontario *Business Corporations Act*) and changed its name from BRC Development Corporation. The principal business of BRC is the acquisition and exploration of mineral properties.

The Company's investment in BRC is summarized as follows:

		2004		2003
Equity investment, beginning of year	**$**	**383,338**	$	502,968
Shares received on debt settlement		**254,099**		-
		637,437		502,968
Share of equity loss		**(505,153)**		(116,731)
Loss on dilution of interest		**(2,232)**		(2,899)
Equity investment, end of year		**130,052**		383,338
Amount due from BRC		**8,358**		255,099
	$	**138,410**	$	638,437

10

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

3. Investments (continued)

(b) Investment in BRC Diamond Corporation (continued)

BRC's summarized audited balance sheet and income statement for the years ended December 31, 2004 and 2003, converted to US $ at the year end rate of exchange, are as follows:

	2004	2003
Assets		
Current assets	$ 96,111	$ 59,689
Investment	133,681	1,016,542
Mineral properties	434,781	358,309
Deferred pre-operating costs	-	17,340
Property, plant and equipment	40,205	57,879
	704,778	1,509,759
Liabilities	256,497	378,921
Net Equity	$ 448,281	$ 1,130,838

	2004	2003	2002
Income Statement			
Interest income	$ 7	$ 2	$ 10
Expenses	(309,511)	(340,649)	(150,667)
Write-off of investment	(890,863)	-	-
Write-off of mineral claims	(4,654)	(3,169)	(25,263)
Net Loss	$ (1,205,021)	$ (343,816)	$ (175,920)

4. Property, Plant and Equipment

December 31, 2004	Cost	Accumulated Amortization	Net Book Value
Office furniture and fixtures	$ 30,839	$ 13,922	$ 16,917
Office equipment	270,768	102,305	168,463
Vehicle	308,852	42,477	266,375
Communication equipment	32,347	3,755	28,592
Field camps	86,100	7,605	78,495
Surveying equipment	24,012	3,002	21,010
Leasehold improvement	105,746	89,884	15,862
	$ 858,664	$ 262,950	$ 595,714

11

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

4. Property, Plant and Equipment (continued)

December 31, 2003	Cost	Accumulated Amortization	Net Book Value
Office furniture and fixtures	$ 18,254	$ 12,162	$ 6,092
Office equipment	114,390	59,235	55,155
Vehicle	47,145	2,947	44,198
Leasehold improvement	105,746	68,735	37,011
	$ 285,535	$ 143,079	$ 142,456

5. Deferred Exploration Expenditures

Deferred Exploration

	2004	2003	Cumulative from inception in April 1994 to December 31, 2004
Exploration cost	$ 1,921,718	$ 318,091	$ 18,397,889
Stock option compensation expense	380,212	-	380,212
Amortization of plant and equipment	72,511	4,599	107,961
Net expenditure	2,374,441	322,690	18,886,062
Effect of exchange rate change	-	-	2,511
	2,374,441	322,690	18,888,573
Write-off	-	-	(16,191,442)
	$ 2,374,441	$ 322,690	$ 2,697,131

12

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

5. Deferred Exploration Expenditures (continued)

Mineral rights

	2004	2003	Cumulative from inception in April 1994 to December 31, 2004
Mineral rights	$ -	$ -	$ 9,681,194
Write-off	-	-	(9,681,194)
	$ -	$ -	$ -

Because of the events referred to in Note 1, the mineral rights and deferred exploration expenditures, previously deferred, were written off in 2000.

6. Share Capital

(a) Authorized Share Capital

(b) Issued Share Capital - Common Shares

	Number of Shares	Amount
December 31, 2001	7,472,844	$ 35,996,713
Exercise of stock options	38,750	22,710
Exercise of warrants	425,000	125,502
Issued during the year	1,950,000	3,028,868
December 31, 2002	9,886,594	39,173,793
Exercise of stock options	41,250	23,017
Exercise of warrants	500,000	273,078
December 31, 2003	10,427,844	39,469,888
Exercise of stock options	**505,000**	**286,024**
Exercise of warrants	**350,000**	**286,048**
Issued during the year	**2,000,000**	**11,037,168**
Stock split	**13,282,844**	**-**
December 31, 2004	**26,565,688**	**$ 51,079,128**

13

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

6. Share Capital - (continued)

(b) Issued Share Capital - Common Shares (continued)

(i) On January 24, 2002, the Company issued by way of a non-brokered private placement 350,000 units (700,000 post split) of the Company at a price of Cdn. $0.70 per unit (Cdn $0.35 post split) for cash proceeds of Cdn. $245,000 (US $152,886). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $0.80 (Cdn $0.40 post split) for a period of two years.

(ii) On March 25, 2002, the Company completed a non-brokered arm's length private placement of 500,000 (1,000,000 post split) common shares of the Company at a price of Cdn. $1.30 (Cdn $0.65 post split) per share for cash proceeds of Cdn. $650,000 (US $408,703).

(iii) On April 22, 2002, the Company completed a non-brokered arm's length private placement of 100,000 units (200,000 post split) of the Company at a price of Cdn. $1.50 (Cdn $0.75 post split) per unit for cash proceeds of Cdn. $150,000 (US $94,067). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $1.80 (Cdn $0.90 post split) for a period of two years.

(iv) On May 21, 2002, the Company completed a non-brokered arm's length private placement of 1,000,000 (2,000,000 post split) common shares of the Company at a price of Cdn. $3.65 (Cdn $1.83 post split) per share for cash proceeds of Cdn. $3,650,000 (US $2,373,212).

(v) On March 30, 2004, the Company completed a private placement (the "Offering") of 2,000,000 (4,000,000 post split) common shares at Cdn $8.00 ($4.00 post split) per share for gross proceeds of Cdn $16,000,000 (US$ 12,201,600). The net proceeds of the financing will be used to advance the Company's projects in the Congo located within the Twangiza – Namoya gold belt and for general corporate purposes.

Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the "Agent") acted as the Company's agent in connection with the Offering. In consideration for its services, the Company paid to the Agent a cash fee equal to 6% of the gross proceeds of the Offering and issued to the Agent 120,000 (240,000 post split) broker warrants (the "Broker Warrants"). Each Broker Warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn $8.00 ($4.00 post split) per share for a period of one year.

In December 2004 the Company effected a subdivision of its outstanding common shares by changing each one of the outstanding common shares of the Company into two common shares of the Company. This stock split was authorized by the shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2004.

14

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

6. Share Capital - (continued)

(c) Warrants

The following table summarizes information about warrants outstanding and exercisable at December 31, 2004 and for the two years then ended, which takes into account the effects of the Company's stock split referred to in note 6(b):

	Number Outstanding	Exercise price Cdn $	Expiry Date
Warrants granted 01/24/02	500,00		
Warrants granted 04/22/02	200,00		
December 31, 2003	700,00		
Warrants exercised	(700,00		
Warrants granted 03/30/04	240,000	4.00	03/29/05
December 31, 2004	240,000		

The fair value of the warrants issued to the Agent for the private placement has been calculated using the Black-Scholes option pricing model. The amount of $259,620 has been debited to share capital and credited to contributed surplus. The factors used to estimate the fair value are:

(i) risk-free interest rate: 2.25%

(ii) expected volatility: 90.02%

(iii) expected life: 1 year

(iv) expected dividends: $Nil

15

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

6. Share Capital - (continued)

(d) Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company. As at December 31, 2004, the number of stock options still available to be granted under this Stock Option Plan was 1,317,000 (post-split).

Under this Stock Option Plan, options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. As at December 31, 2004, the Company had 3,713,000 (post-split) stock options outstanding to acquire common shares at a weighted-average price of Cdn $2.99 per share, expiring at various dates between October 2006 and October 2009.

The following table summarizes information about stock options during the year [(1)]:

	Number of Options	Weighted average exercise price Cdn $
Outstanding at December 31, 2002	1,488,500	0.41
Exercised, expired or forfeited	(182,500)	(0.66)
Granted	857,000	2.02
Outstanding at December 31, 2003	2,163,000	1.03
Exercised	**(1,010,000)**	**(0.37)**
Granted	**2,560,000**	**3.61**
Outstanding at December 31, 2004	**3,713,000**	**2.99**

16

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

6. Share Capital - (continued)

(d) Stock options - (continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004[(1)]:

Options outstanding and exercisable

Date of grant	Number outstanding at 12/31/04	Options Exercisable at 12/31/04	Exercise price Cdn $	Expiry date
01/08/02	296,000	296,000	0.40	01/08/07
10/16/03	337,000	252,750	2.00	10/16/08
10/16/03	120,000	90,000	2.00	10/16/06
10/29/03	200,000	150,000	2.06	10/29/08
10/29/03	200,000	150,000	2.06	10/29/06
01/21/04	800,000	400,000	3.00	01/21/09
02/03/04	100,000	50,000	3.00	02/03/09
02/17/04	300,000	150,000	3.50	02/17/09
03/16/04	400,000	200,000	4.10	03/16/09
06/24/04	840,000	420,000	4.00	06/22/09
08/31/04	80,000	20,000	4.00	08/31/09
10/06/04	40,000	10,000	4.00	10/06/09
	3,713,000	**2,188,750**		

(1) The numbers in the stock option tables have been retroactively adjusted to reflect the effects of the Company's stock split discussed in note 6(b).

2003

During 2003, the Company recognized in the statement of operations as an expense $378,724 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company's stock option plan. This amount was credited accordingly to contributed surplus in the balance sheet.

During 2003, a total of 145,000 stock options previously issued to consultants and other service providers vested. The weighted average grant-date fair value of these vested stock options was $93,474. This amount was recognized in the statement of operations as an expense and was credited accordingly to contributed surplus in the balance sheet. During 2003 a total of 100,000 options previously granted to consultants were cancelled.

17

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

6. Share Capital - (continued)

(d) Stock Options - (continued)

2004

During 2004, the Company recognized in the statement of operations as an expense $2,195,231 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company's stock option plan. In addition, an amount of $380,212 related to stock options issued to employees of the Company's subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i) risk-free interest rate: 2.24% to 3.34% (2003 – 2.54%)

(ii) expected volatility: 51.21% to 97.1% (2003 – 118%)

(iii) expected life: 2.77 years (2003 – 3.74 years)

(iv) expected dividends: $Nil (2003 - $Nil)

(e) Earnings (Loss) per Share

Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2004, amounting to 25,322,729 (2003 – 19,837,572; 2002 – 18,367,362) common shares. The weighted average common shares outstanding have been adjusted to reflect the stock split discussed in Note 6(b).

Fully diluted earnings (loss) per share have not been presented since the exercise of the options and warrants would be anti-dilutive.

(f) Contributed Surplus

	2004	2003
Balance at the beginning of the year	**$ 502,014**	$ 29,816
Options	**2,575,443**	472,198
Warrants granted	**259,620**	-
Balance at the end of the year	**$ 3,337,077**	$ 502,014

18

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

7. Related Party Transactions

Management fees of $Nil (2003 - $34,256; 2002 - $10,286) were paid to directors of the Company.

During 2004, an amount of $31,252 due from a former employee of the Company was written off and recorded as bad debt expense in the statement of operations.

Legal fees of $294,865 (2003 - $78,047; 2002 - $98,442) were paid to a law firm of which two partners are also directors of the Company. At the year end $23, 207 (2003 - $9,919) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange value.

8. Income Taxes

The Company's income tax provisions (recovery) for the year ended December 31, 2004, 2003 and 2002 have been calculated as follows:

	2004	2003	2002
Net loss for the year	**$ 4,649,380**	$ 860,982	$ 1,405,718
Combined federal and provincial income tax rates	**36.12%**	36.62%	38.62%
Income tax recovery at Canadian federal and provincial statutory rates	**$ (1,679,356)**	$ (315,292)	$ (542,888)
Share issue costs	**(65,965)**	-	-
Other	**552**	10,817	10,295
Non deductible amounts expensed	**980,379**	79,427	43,487
Losses expired	**151,721**	448,949	123,438
Change in tax rate	**-**	34,973	307,381
Change in valuation allowance	**612,669**	(258,874)	58,287
	$ -	$ -	$ -

19

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

8. Income Taxes - (continued)

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Property, plant and equipment	**$ 52,904**	$ 35,798
Investments and other	**24,849**	(4,187)
Non-capital losses carried forward	**2,611,006**	2,044,479
Net future tax asset before valuation allowance	**2,688,759**	2,076,090
Valuation allowance	**(2,688,759)**	(2,076,090)
Net future tax asset	**$ -**	$ -

As at December 31, 2004, the Company has estimated tax losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below. These tax losses will expire as follows:

2005	$ 1,295,000
2006	649,000
2007	681,000
2008	841,000
2009	1,446,000
2010	328,000
2014	1,988,000
	$ 7,228,000

A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

9. Lease Commitments

The Company's future minimum lease commitments for office premises as at December 31, 2004 for the following five years are as follows:

2005	$ 208,038
2006	131,714
2007	74,763
2008	74,763
2009	74,763
2010 and thereafter	49,842

20

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

10. Recovery of Legal Fees

During the year the Company received an additional amount relating to a court award in a legal case over the ownership of metals inventory.

11. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	2004	2003
Democratic Republic of the Congo – deferred exploration costs	$ 2,697,131	$ 322,690
Democratic Republic of the Congo – capital assets	518,115	68,983
Canada – capital assets	77,599	73,473
	$ 3,292,845	$ 465,146

12. Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

13. Significant Non-cash Transactions

During the year the Company undertook the following significant non-cash transactions:

	2004	2003	2002
Amortization included in deferred exploration expenditures	72,511	4,599	-
Stock option compensation included in deferred exploration expenditures	380,212	-	-
Shares received on debt settlement	254,099	376,502	-

14. Subsequent events

During January 2005, 40,000 stock options with an exercise price of Cdn $4.50 which had been set aside for a prospective employee, were issued upon acceptance of the employment.

On February 11, 2005 the Company granted an aggregate of 290,000 stock options with an exercise price of Cdn $4.70.

On March 1, 2005 the Company granted 70,000 stock options with an exercise price of Cdn $4.70.

21

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

15. Generally Accepted Accounting Principles in Canada and the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("U.S. GAAP") except for the following:

(a) Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b) Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c) Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(d) Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealised gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115 the Company is accounting for the marketable securities as available for sale.

22

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

(e) Equity Investment

For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars. For Canadian GAAP the cumulative translation adjustment is not shown separately.

(f) Recently issued United States Accounting Standards

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective generally at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on the financial position of the Company or results of its operations.

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R). Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective at the beginning of the first annual period beginning after June 15, 2005. The Company has determined that this will have no effect on the Company's consolidated financial position or results of operations.

23

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

December 31, 2004 and 2003

15. Generally Accepted Accounting Principles in Canada and the United States (continued)

The impact of the foregoing on the financial statements is as follows:

Income Statement

	2004	2003	2002
Loss per Canadian GAAP	**$ (4,649,380)**	$ (860,982)	$ (1,405,718)
Equity loss adjustment	**(19,702)**	(25234)	(4,037)
Deferred exploration	**(2,374,441)**	(322,690)	-
Loss per U.S. GAAP	**(7,043,523)**	(1,208,906)	(1,409,755)
Other comprehensive gain(loss) – Cumulative translation adjustment	**(38,341)**	66,449	(24,082)
Other comprehensive gain(loss) – Adjustment for shares held for sale	**56,475**	(56,475)	-
Total comprehensive loss	**$ (7,025,389)**	$ (1,198,932)	$ (1,433,837)
Loss per share (basic and diluted)	**$ (0.28)**	$ (0.06)	$ (0.08)

Balance Sheet

	2004	2003
Total assets per Canadian GAAP	**$ 12,661,222**	$ 2,698,426
Investments	**-**	(56,475)
Equity investment	**(130,052)**	(72,009)
Deferred exploration	**(2,697,131)**	(322,690)
Total assets per U.S. GAAP	**$ 9,834,039**	$ 2,247,252
Total liabilities per Canadian and U.S. GAAP	**$ 208,826**	$ 40,953
Shareholders' equity per Canadian GAAP	**$ 12,452,396**	$ 2,657,473
Equity investment adjustments	**(135,977)**	(116,275)
Deferred exploration	**(2,697,131)**	(322,690)
Accumulated other comprehensive loss per U.S. GAAP		
Cumulative translation account	**5,925**	44,266
Adjustment for investments held for sale	**-**	(56,475)
Total shareholders' equity per U.S. GAAP	**$ 9,625,213**	$ 2,206,299
Total liabilities and shareholders' equity per U.S. GAAP	**$ 9,834,039**	$ 2,247,252

24

EXHIBIT 3

BANRO CORPORATION
Suite 7070, 1 First Canadian Place
100 King Street West
Toronto, Ontario M5X 1E3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF
BANRO CORPORATION FOR USE AT THE ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 29, 2005

        The undersigned shareholder(s) of BANRO CORPORATION (the “Corporation”) hereby appoint(s) in respect of all of his or her shares of the Corporation, Donat K. Madilo, Treasurer of the Corporation, or failing him, Richard J. Lachcik, a director of the Corporation, or in lieu of the foregoing __________________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held on the 29th day of June, 2005, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1.	TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) in the election of directors as set forth in the management information circular of the Corporation dated May 30, 2005.

2.	TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) on reappointing BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation.

3.	TO VOTE FOR ( ) AGAINST ( ) the resolution approving, confirming and ratifying the shareholder rights plan agreement dated as of April 29, 2005 between the Corporation and Equity Transfer Services Inc.

4.	TO VOTE FOR ( ) AGAINST ( ) the resolution approving, confirming and ratifying an amendment to the Corporation’s stock option plan (the “Plan”) to increase by 700,000 the maximum number of common shares of the Corporation that may be issued pursuant to the exercise of stock options granted under the Plan.

        If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

        DATED the _____ day of ________________, 2005.

Signature of Shareholder(s)

Print Name

(see notes on the back of this page)

NOTES:

1.	The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed. The proxy ceases to be valid one year from its date.

2.	Where a choice with respect to any matter to be acted upon at the Meeting has been specified in the form of proxy, the shares represented by the form of proxy will be voted or withheld from voting in accordance with the specifications so made. The shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

3.	A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 28TH DAY OF JUNE, 2005.

4.	IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

5.	If your address as shown is incorrect, please give your correct address when returning the proxy.

EXHIBIT 4

BANRO CORPORATION
(the “Corporation”)

FINANCIAL STATEMENT AND MD&A REQUEST FORM

In accordance with securities legislation, shareholders of the Corporation may elect annually to receive a copy of the Corporation’s quarterly interim consolidated financial statements and related management’s discussion and analysis (“MD&A”), the Corporation’s annual consolidated financial statements and related MD&A, or both.

If you wish to receive copies of these documents, please complete this form and return it to the following address (shareholders will be asked to renew their requests to receive these documents each year):

Equity Transfer Services Inc.
Richmond Adelaide Centre
Suite 420, 120 Adelaide Street West
Toronto, Ontario M5H 4C3

[ ]	Please send me ONLY the quarterly interim consolidated financial statements and related MD&A.

[ ]	Please send me ONLY the annual consolidated financial statements and related MD&A.

[ ]	Please send me BOTH the quarterly interim consolidated financial statements and the annual consolidated financial statements, and the respective MD&A for such statements.

Copies of the Corporation’s annual and quarterly consolidated financial statements and related MD&A are also available on the SEDAR website at www.sedar.com.

DATED: _______________________, 2005	Signature I confirm that I am a shareholder of the Corporation.

Name of Shareholder — Please Print

Address

Name and title of person signing if different from the name above.

The Corporation will use the information collected solely for the purpose of mailing the financial statements and MD&A to you and will treat your signature on this form as your consent to the above.